October 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	William H. Thompson
Branch Chief
Office of Consumer Products

Re:	Genie Energy Ltd.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 16, 2017
File No. 001-16371

Dear Mr. Thompson:

Set forth below are the responses of Genie Energy Ltd. (the “Company”) to the information requests set forth in the letter, dated September 21, 2017, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2016, filed on March 16, 2017.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

United States Securities and Exchange Commission

Attn:      William H. Thompson

Branch Chief

Office of Consumer Products

October 6, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

New York Public Service Commission Orders, page 24

1. Please refer to Item 303(A)(3)(ii) of Regulation S-K and related Instructions and tell us your consideration of quantifying the potential impact or range of potential impact on future operating results of the New York Public Service Commission Orders which seek to impose significant new restrictions on REPs operating in New York, as we understand New York represents a significant portion of GRE’s total meters served. As indicated in Instruction No. 3 to Item 303(A) of Regulation S-K, the discussion and analysis of material events and uncertainties known to management should include descriptions and amounts of matters that would have an impact on future operations and have not had an impact in the past.

Response: As indicated in the referenced disclosure, the efforts by the New York Public Service Commission (the “NYPSC”) were in a state of flux at the time of the filing. The implementation of several of the proposed orders was the subject of injunction or restraining order, and the NYPSC had itself indicated that it was further considering what action, if any, to take in its desire to further regulate the REP industry in New York State. The final proposed order was the subject of discussions between the NYPSC and the REP industry. In fact, as of the date of this letter, the NYPSC has still not implemented any regulation on the scope of the order discussed in the referenced disclosure. The NYPSC order regarding customers enrolled in New York’s utility low-income assistance programs has only recently been implemented, was subject to additional legal challenge, and, at the time of the filing, the Company was not in a position to estimate the number of customer that would be impacted by the order.

The Company disclosed the uncertainty that was known to it and the fact that, depending on the nature of any regulation actually implemented, it could result in the need to modify relationships with New York customers and could have a substantial impact on New York operations. Because the scope and nature of any regulatory action was substantially unknown, or the necessary information to quantify any impact was not available to the Company, the Company was not in a position to include any further “descriptions and amounts of matters that would have an impact on future operations and have not had an impact in the past.”

The Company will disclose any regulatory activity that it believes is likely to have a material impact on its operations and, as regulation is implemented and the Company has the information necessary to assess the impact, the Company will also describe the impact, the fact that it has not previously impacted operations, and if appropriate and if the Company can do so accurately, quantify the expected impact.

United States Securities and Exchange Commission

Attn:      William H. Thompson

Branch Chief

Office of Consumer Products

October 6, 2017

Liquidity and Capital Resources, page 37

Operating Activities, page 38

2. Your discussion of cash flows from operating activities does not appear to address or explain the changes in or drivers of cash flows provided by (used in) operating activities from year to year. Please revise or otherwise advise.

Response: The first paragraph under the heading “Operating Activities” in the “Liquidity and Capital Resources” section contains disclosure about factors that impact changes in cash flows from operations. Specifically, the Company discloses that “Our cash flow from operations varies significantly from quarter to quarter and from year to year, depending on our operating results and the timing of operating cash receipts and payments, specifically trade accounts receivable and trade accounts payable, including payments relating to our exploration and research and development activities” (emphasis added).

Further, the Company believes that certain disclosure in the “Overview” and “Results of Operations” sections provides guidance as to drivers that impact cash flows, as factors that impact revenues and expenses may also impact cash flows.

The further disclosure under “Operating Activities” discloses specific factors that impacted cash flows from operations in 2016, including the settlement of the Pennsylvania Public Utility Commission matter.

In future periodic filings, the Company will endeavor to include more centralized disclosure of the changes in cash flows provided by operating activities from year to year, as well as the drivers that have had, or are expected to have, a significant impact.

United States Securities and Exchange Commission

Attn:      William H. Thompson

Branch Chief

Office of Consumer Products

October 6, 2017

Note 15 – Legal and Regulatory Proceedings, page F-28 Legal Proceedings, page F-28

3. As it relates to the various class action lawsuits stemming from the polar vortex in early 2014, please tell us how you complied with the requirement in ASC 450-20-50 to disclose an estimate of the possible loss or range of loss in excess of any amount accrued for these matters. Please also address this question as it relates to the disclosures in Note 10 to your interim financial statements for the fiscal quarters ended March 31, 2017 and June 30, 2017. In this regard, we understand you accrued a $9 million loss in the second quarter of 2017 related to a preliminary settlement agreement to resolve the class action lawsuits. Please also tell us whether any amounts were accrued as of December 31, 2016 and March 31, 2017 based on the Memorandum of Understanding that was reached prior to the issuance of the financial statements and if not, please explain why. Further, please explain to us the allocation between revenue and selling, general and administration expenses of the $9 million recorded.

Response: As indicated in the referenced disclosure, the Memorandum of Understanding on the proposed terms of a settlement remained tentative at the time of the filing of the financial statements for the year ended December 31, 2016 (and remained tentative at the time of the filing of the financial statements for the first quarter of 2017), and there were multiple significant items to be negotiated between the parties. The number of items outstanding and their materiality created a reasonable likelihood that the proposed settlement could be abandoned and the parties would return to a legal process with unknown timing and outcome. As a result of this uncertainty, at the relevant times, the Company was unable to reasonably estimate the possible loss, or a range of loss at the time of filing its financial statements for the year ended December 31, 2016 and for the first quarter of 2017. Accordingly, the Company did not accrue any amount as of December 31, 2016 or March 31, 2017 for this matter. The Company disclosed the relevant facts known to it at the relevant time, including that a Memorandum of Understanding had been agreed upon between the parties. This set of circumstances were in effect at the time of the filing of the Form 10-K as well as the Form 10-Q for the first quarter of 2017.

Upon final resolution of the outstanding issues with the signing of a settlement agreement, the Company filed a Form 8-K in which it disclosed an estimate of the potential financial impact and included disclosure of the estimated loss that was recorded in the second quarter of 2017.

The $9 million accrued at June 30, 2017 included an accrual of $5.4 million for estimated legal and administrative fees relating to the settlement, and $3.6 million of refunds expected be paid to customers. The Company recorded an expense of $5.4 million in “Selling, general and administrative expense” relating to the legal and administrative fees, and a revenue reduction of $3.6 million relating to refunds to customers. The revenue reduction was recorded in accordance with ASC 605-50-45-2 as the refunds to customers represent cash payment to customers for which no identifiable benefit was received from the customers.

Signatures, page 48

4. Please refer to General Instruction D to Form 10-K and tell us how you have complied with the requirement to have the report signed on behalf of the registrant by your principal accounting officer, along with your principal executive officer, principal financial officer and a majority of the board of directors.

Response: Avi Goldin, the Company’s chief financial officer, serves as both the Company’s principal financial officer and principal accounting officer. The Company will make note of that capacity on the signature page of future Form 10-K filings.

United States Securities and Exchange Commission

Attn:      William H. Thompson

Branch Chief

Office of Consumer Products

October 6, 2017

Thank you for your assistance in this matter. Please feel free to contact me at (973) 438-4488 if you have any questions regarding this matter.

Respectfully submitted,

Genie Energy Ltd.

By:	/s/ Howard Jonas
Howard Jonas
Chairman of the Board and Chief Executive Officer